UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

LEXINGTON REALTY TRUST
(Name of Subject Company (Issuer))
LEXINGTON REALTY TRUST
(Name of Filing Person (Offeror))

5.45% Exchangeable Guaranteed Notes due 2027	529289AA8
(Title of Class of Securities)	(CUSIP Number of Class of Securities)
T. Wilson Eglin
Chief Executive Officer and President
Lexington Realty Trust
One Penn Plaza, Suite 4015
New York, NY 10119-4015
(212) 692-7200
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
Joseph S. Bonventre, Esq.
Lexington Realty Trust
One Penn Plaza, Suite 4015
New York, NY 10119-4015
(212) 692-7200
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$62,150,000	$7,122.39

*
The transaction value is estimated only for purposes of calculating the filing fee. The purchase price of the 5.45% Exchangeable Guaranteed Notes due 2027 (the “Securities”), as described herein, is equal to 100% of the principal amount of those Securities. As of December 15, 2011 there was $62,150,000 aggregate principal amount of the Securities outstanding, resulting in an aggregate maximum purchase price of $62,150,000.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $114.60 per $1,000,000 of transaction value.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is with respect to the Indenture, dated as of January 29, 2007 (the “Base Indenture”), among Lexington Realty Trust (for itself and as successor to The Lexington Master Limited Partnership), a Maryland real estate investment trust (the “Company”), the other guarantors named therein and U.S. Bank National Association, a national banking association, as trustee (the “Trustee”), as amended and supplemented by the First Supplemental Indenture, dated as of January 29, 2007 (the “First Supplemental Indenture”), among the Company, the other guarantors named therein and the Trustee, for the Company's 5.45% Exchangeable Guaranteed Notes due 2027 (the “Notes”), as amended and supplemented by the Second Supplemental Indenture, dated as of March 9, 2007 (the “Second Supplemental Indenture”), as amended and supplemented by the Third Supplemental Indenture, dated as of June 19, 2007 (the “Third Supplemental Indenture”), as amended and supplemented by the Fourth Supplemental Indenture, dated as of December 31, 2008 (the “Fourth Supplemental Indenture”), as amended and supplemented by the Fifth Supplemental Indenture, dated as of June 9, 2009 (the “Fifth Supplemental Indenture”), and as amended and supplemented by the Sixth Supplemental Indenture, dated as of January 26, 2010 (the “Sixth Supplemental Indenture,” and, together with the Base Indenture, the First Supplemental Indenture, the Second Supplemental Indenture, the Third Supplemental Indenture, the Fourth Supplemental Indenture and the Fifth Supplemental Indenture, the “Indenture”), among the Company, the other guarantors named therein and the Trustee.
This Schedule TO is filed by the Company with respect to the right of each holder (the “Holder”) of the Notes to sell and the obligation of the Company to purchase the Notes as set forth in the Issuer Repurchase Option Notice for 5.45% Exchangeable Guaranteed Notes due 2027, dated December 16, 2011 (the “Company Notice”), and the related notice materials filed as exhibits to this Schedule TO (which Company Notice and related notice materials, as amended or supplemented from time to time, collectively constitute the “Repurchase Option”).
This Schedule TO is intended to satisfy the disclosure requirements of Rules 13e-4(c)(2) and 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
Items 1 through 9.
As permitted by General Instruction F to Schedule TO, all of the information set forth in the Repurchase Option is incorporated by reference into this Schedule TO.
Item 10. Financial Statements.
(a)-(b)    Not applicable. Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company's financial condition is not material to a Holder's decision whether to surrender the Notes to the Company because (i) the consideration being paid to Holders surrendering Notes consists solely of cash, (ii) the Repurchase Option is not subject to any financing conditions, (iii) the Repurchase Option applies to all outstanding Notes and (iv) the Company is a public reporting company under Section 13(a) of the Exchange Act that files reports electronically on EDGAR. The financial condition and results of operations of the Company and its subsidiaries are reported electronically on EDGAR on a consolidated basis.
Item 11. Additional Information.
(a)-(b)    Not applicable.
Item 12. Exhibits.

(a)(1)(A)	Repurchase Option Notice for 5.45% Exchangeable Guaranteed Notes due 2027, dated December 16, 2011.
(a)(1)(B)    Form W-9.
(a)(2)        None.
(a)(3)        None.
(a)(4)        None.
(a)(5)        Press release issued by the Company on December 16, 2011.

(b)
Credit Agreement, dated as of January 28, 2011 among the Company, Lepercq Corporate Income Fund L.P. and Lepercq Corporate Income Fund II L.P., as borrowers, certain subsidiaries of the Company, as guarantors, KeyBank National Association, as agent, and each of the financial institutions initially a signatory thereto (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed February 2, 2011 and incorporated herein by reference).

(d)(1)
Indenture, dated as of January 29, 2007, among the Company (for itself and as successor to The Lexington Master Limited Partnership), the other guarantors named therein and U.S. Bank National Association, as trustee (filed as Exhibit 4.1 to the Company's Current Report on Form 8-K filed January 29, 2007 (the “01/29/07 8-K”) and incorporated herein by reference).

(d)(2)
First Supplemental Indenture, dated as of January 29, 2007, among the Company (for itself and as successor to The Lexington Master Limited Partnership), the other guarantors named therein and U.S. Bank National Association, as trustee, including the Form of 5.45% Exchangeable Guaranteed Notes due 2027 (filed as Exhibit 4.2 to the 01/29/07 8-K and incorporated herein by reference).

(d)(3)
Second Supplemental Indenture, dated as of March 9, 2007, among the Company (for itself and as successor to The Lexington Master Limited Partnership), the other guarantors named therein and U.S. Bank National Association, as trustee (filed as Exhibit 4.3 to the Company's Current Report on Form 8-K filed on March 9, 2007 (the “03/09/07 8-K”) and incorporated herein by reference).

(d)(4)
Third Supplemental Indenture, dated as of June 19, 2007, among the Company (for itself and as successor to The Lexington Master Limited Partnership), the other guarantors named therein and U.S. Bank National Association, as trustee (filed as Exhibit 4.1 to the Company's Report on Form 8-K filed on June 22, 2007 and incorporated herein by reference).

(d)(5)
Fourth Supplemental Indenture, dated as of December 31, 2008, among the Company (for itself and as successor to The Lexington Master Limited Partnership), the other guarantors named therein and U.S. Bank National Association, as trustee (filed as Exhibit 4.1 to the Company's Report on Form 8-K filed on January 2, 2009 and incorporated herein by reference).

(d)(6)
Fifth Supplemental Indenture, dated as of June 9, 2009, among the Company (for itself and as successor to The Lexington Master Limited Partnership), the other guarantors named therein and U.S. Bank National Association, as trustee (filed as Exhibit 4.1 to the Company's Current Report on Form 8-K filed on June 15, 2009 and incorporated herein by reference).

(d)(7)
Sixth Supplemental Indenture, dated as of January 26, 2010 among the Company (for itself and as successor to The Lexington Master Limited Partnership), the guarantors named therein and U.S. Bank National Association, as trustee, including the Form of 6.00% Convertible Guaranteed Notes due 2030 (filed as Exhibit 4.1 to the Company's Current Report on Form 8-K filed January 26, 2010 and incorporated herein by reference).

(d)(8)
Registration Rights Agreement, dated as of January 29, 2007, among the Company, Lepercq Corporate Income Fund L.P., Lepercq Corporate Income Fund II L.P., Lehman Brothers Inc. and Bear, Stearns & Co. Inc., for themselves and on behalf of the initial purchasers named therein (filed as Exhibit 4.3 to the 01/29/07 8-K and incorporated herein by reference).

(d)(9)
Registration Rights Agreement, dated as of March 9, 2007, among the Company, Lepercq Corporate Income Fund L.P., Lepercq Corporate Income Fund II L.P., Lehman Brothers Inc. and Bear, Stearns & Co. Inc., for themselves and on behalf of the initial purchasers named therein (filed as Exhibit 4.4 to the 03/09/07 8-K and incorporated herein by reference).

(g)	None.

(h)        None.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LEXINGTON REALTY TRUST

By: /s/ T. Wilson Eglin
Name: T. Wilson Eglin
Title: Chief Executive Officer

Date: December 16, 2011

EXHIBIT INDEX

Exhibit Number	Description
99(a)(1)(A)	Issuer Repurchase Option Notice for 5.45% Exchangeable Guaranteed Notes due 2027, dated December 16, 2011.

99(a)(1)(B)	Form W-9 (included as Annex D to Exhibit 99(a)(1)(A)).

99(a)(2)	None.

99(a)(3)	None.

99(a)(4)	None.

99(a)(5)	Press release issued by the Company on December 16, 2011.

99(b)
Credit Agreement, dated as of January 28, 2011 among the Issuer, Lepercq Corporate Income Fund L.P. and Lepercq Corporate Income Fund II L.P., as borrowers, certain subsidiaries of the Company, as guarantors, KeyBank National Association, as agent, and each of the financial institutions initially a signatory thereto (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed February 2, 2011 and incorporated herein by reference).

99(d)(1)
Indenture, dated as of January 29, 2007, among the Company (for itself and as successor to The Lexington Master Limited Partnership), the other guarantors named therein and U.S. Bank National Association, as trustee (filed as Exhibit 4.1 to the Company's Current Report on Form 8-K filed January 29, 2007 (the “01/29/07 8-K” and incorporated herein by reference.

99(d)(2)
First Supplemental Indenture, dated as of January 29, 2007, among the Company (for itself and as successor to The Lexington Master Limited Partnership), the other guarantors named therein and U.S. Bank National Association, as trustee, including the Form of 5.45% Exchangeable Guaranteed Notes due 2027 (filed as Exhibit 4.2 to the 01/29/07 8-K and incorporated herein by reference).

99(d)(3)
Second Supplemental Indenture, dated as of March 9, 2007, among the Company (for itself and as successor to The Lexington Master Limited Partnership), the other guarantors named therein and U.S. Bank National Association, as trustee (filed as Exhibit 4.3 to the Company's Current Report on Form 8-K filed on March 9, 2007 (the “03/09/2007 8-K”) and incorporated herein by reference).

99(d)(4)
Third Supplemental Indenture, dated as of June 19, 2007, among the Company (for itself and as successor to The Lexington Master Limited Partnership), the other guarantors named therein and U.S. Bank National Association, as trustee (filed as Exhibit 4.1 to the Company's Report on Form 8-K filed on June 22, 2007 and incorporated herein by reference).

99(d)(5)
Fourth Supplemental Indenture, dated as of December 31, 2008, among the Company (for itself and as successor to The Lexington Master Limited Partnership), the other guarantors named therein and U.S. Bank National Association, as trustee (filed as Exhibit 4.1 to the Company's Report on Form 8-K filed on January 2, 2009 and incorporated herein by reference).

99(d)(6)
Fifth Supplemental Indenture, dated as of June 9, 2009, among the Company (for itself and as successor to The Lexington Master Limited Partnership), the other guarantors named therein and U.S. Bank National Association, as trustee (filed as Exhibit 4.1 to the Company's Current Report on Form 8-K filed on June 15, 2009 and incorporated herein by reference).

99(d)(7)
Sixth Supplemental Indenture, dated as of January 26, 2010 among the Company (for itself and as successor to The Lexington Master Limited Partnership), the guarantors named therein and U.S. Bank National Association, as trustee, including the Form of 6.00% Convertible Guaranteed Notes due 2030 (filed as Exhibit 4.1 to the Company's Current Report on Form 8-K filed January 26, 2010 and incorporated herein by reference).

99(d)(8)
Registration Rights Agreement, dated as of January 29, 2007, among the Company, Lepercq Corporate Income Fund L.P., Lepercq Corporate Income Fund II L.P., Lehman Brothers Inc. and Bear, Stearns & Co. Inc., for themselves and on behalf of the initial purchasers named therein (filed as Exhibit 4.3 to the 01/29/07 8-K and incorporated herein by reference).

99(d)(9)
Registration Rights Agreement, dated as of March 9, 2007, among the Company, Lepercq Corporate Income Fund L.P., Lepercq Corporate Income Fund II L.P., Lehman Brothers Inc. and Bear, Stearns & Co. Inc., for themselves and on behalf of the initial purchasers named therein (filed as Exhibit 4.4 to the 03/09/07 8-K and incorporated herein by reference).

99(g)	None.

99(h)	None.